NATIONAL HEALTH REALTY, INC.
2004 ANNUAL REPORT

CONSISTENT RESULTS


05049383

Dear Stockholder:

National Health Realty, Inc. had another year of "Consistent Results" in 2004. Excluding special dividends, we have paid the same dividend amount every year since our inception. Earnings per share fluctuated only a few cents until 2003 when they increased by 35 cents even as mortgages and notes receivable decreased. Funds from operations changed only a penny per share between this year and last. Overall NHR has maintained very consistent results for our stockholders.

Consistent Balance Sheet

There is one positive exception to our consistent results and that is debt. NHR is able to repay debt as mortgage prepayments occur. During 2004, we reduced total indebtedness to $16,150,000 down from $47,820,000 in 2003, a reduction of $31,670,000. If you are doing a double take, you are not mistaken that is the same amount we reduced our indebtedness last year. As a result, our debt to capitalization ratio declined to 12.4% compared to 29.5% on December 31, 2003. As additional prepayments occur, we expect our leverage ratio to decline further.

Moderate FFO Growth

Funds from operations for the year ended December 31, 2004 were $16,643,000 or $1.73 basic and $1.69 diluted compared to $16,437,000 or $1.72 basic and $1.68 diluted, last year. For the year ended December 31, net income was $11,435,000 compared to $11,845,000 for the same period last year. Net income per share was $1.19 basic and $1.16 diluted compared to $1.24 basic and $1.21 diluted last year. Revenues for the year totaled $20,191,000 compared to $24,508,000 in the prior year.

The decrease in revenue is primarily the result of prepayments received on mortgage notes. Expenses declined because we used the mortgage prepayments to reduce debt and therefore the company has less interest expense.

Consistent Dividends

NHR made four regular dividend payments of 33.25 cents per common share based on 2004 earnings. This year, a special dividend of eight cents per common share was necessary to cause dividends for the year to equal estimated taxable income. Our total dividend was $1.41 per share in 2004. Although the debt prepayments described above will increase our dividend payout ratio in 2005, we expect dividends to remain stable at $1.33 under current conditions.



Robert Adams, President

Portfolio

Currently we have 19 skilled nursing facilities, six assisted living centers and one retirement center. We additionally own first mortgage secured promissory notes with an outstanding balance of $13.6 million.

Future

As the new President of NHR, I am excited about our company's stability. I want to thank NHR's Board of Directors for the confidence they have placed in me as President and of course Andy Adams for his vision and leadership of NHR since 1997. I also want to thank you for your investment in NHR. We will continue to look for ways to enhance your investment while keeping "Consistent Results".

Sincerely,

Robert G. Adams
President

Financial Highlights

(in thousands, except share and per share amounts)

Year Ended December 31	**2004**	2003	2002	2001	2000
Net revenues	**$ 20,191**	$ 24,508	$ 24,549	$ 24,561	$ 25,066
Net income	**11,435**	11,845	8,498	8,877	7,939
Net income per share					
Basic	**1.19**	1.24	.89	.93	.83
Diluted	**1.16**	1.21	.87	.92	.83
Mortgages and other notes receivable	**13,553**	44,595	65,562	79,518	84,132
Real estate properties, net	**120,926**	126,931	138,963	150,036	155,753
Total assets	**150,032**	182,878	214,941	234,987	243,357
Long term debt	**16,150**	47,820	79,488	96,314	100,928
Total stockholders' equity	**113,998**	114,242	114,476	118,571	122,422
Common shares outstanding	**9,699,108**	9,590,588	9,570,323	9,570,323	9,570,323
Weighted average common shares					
Basic	**9,594,852**	9,575,546	9,570,323	9,570,323	9,575,959
Diluted	**9,822,823**	9,757,238	9,770,730	9,697,116	9,592,814
Common dividends declared per share	**$ 1.41**	$ 1.49	$ 1.33	$ 1.33	$ 1.33

Table of Contents

Part I

Part II

Part III

Part IV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



SEC MAIL
PROCESSING
RECEIVED
APR 0 4 2005
WASH.
SECTION

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from __________ to __________

Commission file number 001-13487

NATIONAL HEALTH REALTY, INC.

(Exact name of registrant as specified in its charter)

Maryland	**52-2059888**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
100 Vine Street, Suite 1402, Murfreesboro, Tennessee	**37130**
(Address of principal executive offices)	(Zip Code)

(615) 890-2020

(Company's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	American Stock Exchange

Securities registered pursuant to Section 21(g) of the Act: Same

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer. Yes ☒ No ☐

The aggregate market value of voting stock held by nonaffiliates of the registrant was $96,699,560 as of June 30, 2004. The number of shares of Common Stock outstanding as of February 28, 2005 was 9,699,983.

Documents Incorporated by Reference

The following documents are incorporated by reference into Part III, Items 10, 11, 12, and 14 of this Form 10-K:

The Registrant's definitive proxy statement for its 2005 shareholder's meeting.

PART I

ITEM 1. BUSINESS

General

National Health Realty, Inc. (NHR) is a Maryland corporation formed during 1997 and in operation since January 1, 1998. NHR, through its subsidiary NHR/OP, L.P. (the Operating Partnership) currently owns 16 licensed skilled nursing facilities, six assisted living facilities and one independent living center (the Healthcare Facilities). We additionally own first mortgage secured promissory notes with an outstanding balance of $13.6 million (the Notes). The Healthcare Facilities and the Notes were originally acquired on December 31, 1997 from our then sole owner National HealthCare Corporation (NHC), (formerly National HealthCare L.P.). NHR leases the Healthcare Facilities pursuant to certain lease agreements. Fourteen of the Healthcare Facilities are leased to NHC and nine are leased to nine separate Florida corporations. These leases covering the Healthcare Facilities are "triple net" leases, meaning the tenant shall pay all charges and expenses in connection with the leased property throughout the term of the lease. NHR's revenues and sources of cash are derived primarily from the interest and principal payments on the Notes and from rent payments, primarily from NHC, under the leases.

The Notes are secured by nursing facilities and separate makers and guarantors. During 2000, we foreclosed on two of the Notes and obtained title to four nursing facilities. One of these facilities was closed and the remaining three were sold effective January 1, 2001 to a third party for the outstanding balance of the original notes on the four properties at the same rate of interest. The purchaser paid no down payment, and we reported all current payments as a deposit until November, 2003 when the amount collected became adequate to recognize the sale. The sale recognition resulted in recording a mortgage note receivable and reporting a gain on sale of real estate of approximately $1.1 million. In 2004, $105,000 related to the sale was received, resulting in additional gain on sale of real estate of $105,000.

During 2004, 2003 and 2002, rental income was 85.5%, 69.7% and 68.5%, respectively, of revenues and mortgage interest income was 14.0%, 25.6% and 31.5% of revenues.

At our formation, we entered into an Advisory, Administrative Services and Facilities Agreement with NHC pursuant to which NHC provides us with investment advice, office space and personnel. Certain limitations on our investment opportunities provided by the original agreement have been removed effective November 1, 2004. See "Investment and Other Policies of NHR" below.

Investment and Other Policies of NHR

General. Our investment objectives are: (i) to provide current income for distribution to stockholders, (ii) to provide the opportunity for additional returns to investors by participating in any increase in the operating revenues of our leased properties; (iii) to provide the opportunity to realize capital growth resulting from appreciation, if any, in the value of our portfolio properties, and (iv) to preserve and protect stockholder's capital. We can offer no assurance that these objectives will be realized.

Advisory Agreement. We have contracted for our management with NHC. For its services, NHC is entitled to annual compensation of the greater of 2% of our gross consolidated revenues or the actual expense incurred by NHC. The actual amount paid to NHC in 2004 was $411,000. Either party may terminate the Advisory Agreement on 90 days notice.

Investment Restriction Removed. The NHR Advisory Agreement provides that we will not, without the prior approval of National Health Investors, Inc. (NHI), be actively or passively engaged in the pursuit of additional investment opportunities until the earlier of the termination of the Advisory Agreement or such time as NHC is no longer actively engaged as investment advisor to NHI. NHC announced on November 1, 2004 that it had assigned its advisory agreement with NHI to an independent company owned by W. Andrew Adams, former NHC President. Therefore, the restriction on NHR's investment activities has been removed.

Objective, Policies and Competitive Restrictions. We were organized to own the Healthcare Facilities and Notes. Because our objective is to maintain payment of our dividends and because of our currently limited capital resources, we do not presently intend to seek further outside health care-related investment opportunities or to provide lease or mortgage financing for such investments. We expect to continue to engage in transactions with NHC for expansions or improvements of our existing properties, or the construction of new properties which are to be operated by NHC. The Board of Directors may alter our investment policies if they determine that such a change is in the best interests of the Company and our stockholders. The methods of implementing our investment policies may vary as new investment and financing techniques are developed or for other reasons.

NHC Master Agreement to Lease

The Master Agreement to Lease with NHC regarding the Healthcare Facilities (the "Master Agreement") sets forth terms and conditions applicable to all leases entered into by and between NHC and the Company (the "Leases"). The Leases are for an initial term expiring on December 31, 2007 with two five year renewal options at the election of NHC which allow for the renewal of the leases on an "all or nothing" basis. During the initial term and the first and second renewal terms (if applicable), NHC is obligated to pay annual base rent plus additional percentage rent on a quarterly basis. NHR recognized $1,295,000 of percentage rent from NHC during 2004. In 2004, 68.8% of our net revenues were derived from leases with NHC.

The Master Agreement is a "triple net lease", under which NHC is responsible for payment of all taxes, utilities, insurance premium costs, repairs (including structural portions of the buildings, and other charges relating to the ownership and operation of the Healthcare Facilities). NHC is also obligated to indemnify and hold harmless NHR from all claims resulting from the use and occupancy of each Health Care Facility by NHC or persons claiming under NHC and related activities, as well as to indemnify us against all costs related to any release, discovery, cleanup and removal of hazardous substances or materials or other environmental responsibility with respect to the Healthcare Facilities.

During 2000, NHC terminated, with our consent, the individual healthcare facility Leases on nine healthcare facilities in Florida. We then re-leased these nine healthcare centers to separate Florida corporations not owned or controlled by NHC. NHC's obligations to us on these properties remain in full force and effect, even though operational control has been transferred. Since October 1, 2000, the nine separate Florida corporations have made all required lease payments to NHR, and NHC has not been required to make any lease payments with respect to those nine healthcare centers.

Indiana Properties

During 2000, we obtained title by foreclosure to four properties on which we previously had mortgage notes receivable. We immediately entered into new leases for three of the facilities, but the fourth facility was closed. Effective January 1, 2001 the three facilities were sold to Health Services Management of Indiana, LLC (HSMI). The principal officer of the entity that currently owns the three properties was also the principal officer of the company which owned the properties prior to the foreclosure.

We accounted for the sale of the three facilities under the deposit method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66. Consistent with the deposit method, we initially did not record the sale of the assets and continued to record depreciation expense each period. Any cash received from the buyer (which totaled $3,092,000 as of October 31, 2003) was reported as a deposit on real estate properties sold awaiting the time the down payment and continuing investment criteria of SFAS 66 were met.

Effective November 1, 2003, the criteria of SFAS 66 were met. Therefore, the sale of the real estate properties was recorded resulting in a gain on sale of real estate of approximately $1,149,000. Sale proceeds received in 2004 resulted in an additional gain on sale of real estate of approximately $105,000. The sale of the assets resulted in recording mortgage notes receivable of approximately $3,740,000.

Advisory Agreement

At our inception we entered into an agreement with NHC as "Advisor" under which NHC provides management and advisory services to us during the term of the Advisory Agreement. We believe the Advisory Agreement benefits us by providing us access to NHC's extensive experience in the ownership and management of long-term care facilities and retirement centers. Under the Advisory Agreement, we engaged NHC to use its best efforts (a) to present to us a continuing and suitable investment program consistent with our investment policies adopted by the Board of Directors from time to time; (b) to manage our day-to-day affairs and operations; and (c) to provide administrative services and facilities appropriate for such management. In performing its obligations under the Advisory Agreement, NHC is subject to the supervision of and policies established by our Board of Directors.

The Advisory Agreement is for a stated term which expired December 31, 2003 and thereafter from year to year unless earlier terminated. Either party may terminate the Advisory Agreement at any time on 90 days written notice, and we may terminate the Advisory Agreement for cause at any time. For its services under the Advisory Agreement, the Advisor is entitled to annual compensation of the greater of 2% of NHR's gross consolidated revenues or the actual expense incurred by NHC. The actual amounts paid to NHC in 2004, 2003 and 2002 were $411,000, $476,000, and $493,000, respectively.

Pursuant to the Advisory Agreement, NHC manages our day-to-day affairs and provides all such services through its personnel. The Advisory Agreement provides that without regard to the amount of compensation received by NHC under the Advisory Agreement, NHC shall pay all expenses in performing its obligations including the employment expenses of the officers and directors and personnel of NHC providing services to us. The Advisory Agreement further provides that we shall pay the expenses incurred with respect to and allocable to the prudent operation and business of NHR including any fees, salaries, and other employment costs, taxes and expenses paid to our directors, officers and employees who are not also employees of NHC. Currently, other than the directors who are not employees of NHC, we do not have any officers or employees who are not also employees of NHC. Of our executive officers at December 31, 2004, Mr. Robert G. Adams, Ms. Charlotte A. Swafford, Mr. Donald K. Daniel and Mr. Kenneth D. DenBesten are employees of NHC; Mr. LaRoche was an employee until his retirement from management responsibilities in May 2002, but remains a corporate officer for us. All of their renumeration and employment costs are paid by NHC, although a portion may be allocated for their services to NHR.

Federal Income Tax

We believe that we have operated our business so as to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Code) and we intend to continue to operate in such a manner. REITs are subject to highly complex rules governing ownership and relationships with tenants which can be inadvertently transgressed; thus no assurance can be given that we will be able to qualify at all times. If we qualify as a REIT, we will generally not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically applies to corporate dividends.

Requirement to Pay Dividends as a REIT

The REIT provisions of the Code require that a REIT distribute annually 90% of its taxable income, without regard to any capital gains or dividends paid deduction, to its shareholders. Because NHR intends to qualify as a REIT, the majority of our net income will be distributed to shareholders annually. There can be no assurance that we will be able to meet this requirement at all times.

Investor Information

We maintain a worldwide web site at www.nationalhealthrealty.com. We publish to this web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and press releases. We do not necessarily have these filed the same day as they are filed with the SEC or released to the public, but rather have a policy of placing these on the web site within two (2) business days of public release or SEC filing.

We also maintain the following documents on the web site:

- The NHR Code of Ethics and Standards of Conduct. This has been adopted for all employees of our Administrative Services Contractor, officers and directors of the Company. The website will also disclose whether there have been any amendments or waivers to the Code of Ethics and Standards of conduct. To date there have been none.
- Information on our "NHR Valuesline", which allows our staff and investors unrestricted access to our Corporate Compliance Officer, executive officers and directors. The toll free number is 800-526-4064 and the communications may be incognito, if desired.
- The NHR Restated Audit Committee Charter.
- The NHR Compensation Committee Charter.
- The NHR Nomination and Corporate Governance Committee Charter

We will furnish, free of charge, a copy of any of the above documents to any interested investor upon receipt of a written request.

ITEM 2. PROPERTIES

Healthcare Facilities

The following table includes certain information regarding Healthcare Facilities which are owned and leased:

Name of Facility	Location	No. of Beds	Net Book Value at Dec. 31, 2004	Base Annual Rent[(1)]
Long-Term Care Centers				
The Aristocrat	Naples, FL	60	$ 3,906,588	$ 96,000
NHC HealthCare	Clinton, SC	131	2,307,203	690,991
The Health Center at Coconut Creek	Coconut Creek, FL	120	7,636,676	775,000
The Health Center of Daytona Beach	Daytona Beach, FL	73	4,552,758	380,000
NHC HealthCare	Farragut, TN	60	5,315,569	669,414
NHC HealthCare, Garden City	Murrells Inlet, SC	88	3,929,475	670,928
NHC HealthCare	Greenville, SC	176	3,529,688	1,239,689
NHC HealthCare	Lexington, SC	120	4,685,163	867,828
NHC HealthCare	Mauldin, SC	120	5,913,709	524,005
AdamsPlace	Murfreesboro, TN	90	4,128,680	564,755
The Imperial Health Care Center	Naples, FL	113	4,580,889	570,000
NHC HealthCare	North Augusta, SC	132	3,329,964	1,081,625
The Health Center of Windermere	Orlando, FL	120	5,777,408	535,000
NHC HealthCare, Parklane	Columbia, SC	120	5,599,733	787,808
Charlotte Harbor Health Care Center	Port Charlotte, FL	180	6,043,553	1,010,000
NHC HealthCare	West Plains, MO	118	2,517,204	669,901
Assisted Living Facilities				
The Place at Vero Beach	Vero Beach, FL	120	7,523,338	1,187,000
NHC Place/Anniston	Anniston, AL	68	4,334,183	344,147
AdamsPlace	Murfreesboro, TN	83	3,700,622	56,349
The Place at Merritt Island	Merritt Island, FL	84	5,512,680	765,000
The Place at Stuart	Stuart, FL	84	4,885,280	751,000
NHC Place/Farragut	Farragut, TN	84	6,591,810	225,965
Retirement Center				
AdamsPlace	Murfreesboro, TN	93	13,480,760	1,497,540

[(1)] Additional rent equal to three percent (3%) of the increase in gross revenues (calculated and paid on a quarterly basis) of the HealthCare Facilities commenced in 2000. All leases are triple net leases.

Mortgage Notes

We own approximately seven mortgage notes representing approximately $13.6 million loaned to the owners of approximately five nursing homes. The loans were utilized by the initial owners to acquire land, then construct and equip the nursing homes, acquire existing nursing homes, or to provide working capital. The mortgage notes are secured by mortgages on each of the facilities.

In February 2004, we received prepayment of the balance (approximately $30,384,000) of 10.25% FCC notes. The notes had been scheduled to mature on October 31, 2004.

Effective December 31, 2002, we sold to NHI at par three mortgage notes receivable secured by three long-term healthcare facilities in Florida. We received cash in the amount of $15,717,000. NHR maintained the right to repurchase the notes at par after July 1, 2003 and NHI maintained the right to resell the notes to NHR at par beginning January 2, 2004 or require us to make the debt service payments required under the notes. As a result of the repurchase and put options, consistent with the provisions of Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS 140), we accounted for the sale of the notes receivable to NHI as a borrowing from NHI rather than a sale of the notes. Effective December 31, 2003, NHR exercised its right to repurchase at par the notes from NHI for approximately $14,937,000. Consequently, the borrowing from NHI is not recognized on our consolidated balance sheet as of December 31, 2003.

ITEM 3. LEGAL PROCEEDINGS

We are not subject to any significant pending litigation. The Health Care Facilities are subject to claims and lawsuits in the ordinary course of business. Our lessees and mortgagees have indemnified us against all liabilities arising from the operation of the Healthcare Facilities, and also indemnify us against environmental or title problems affecting the real estate underlying such facilities. While there are lawsuits pending against certain of the mortgagees and/or lessees of the Healthcare Facilities, management believes that the ultimate resolution of all pending proceedings will have no material adverse effect on our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The annual meeting of the shareholders was held on April 20, 2004, and the results were included in the June 30, 2004, Form 10-Q filed with the SEC on August 9, 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are listed on the American Stock Exchange (AMEX) under the symbol "NHR". On February 25, 2005 the last reported sale price for the Common Stock on the AMEX was $18.16. As of December 31, 2004 we had approximately 4,600 shareholders, of which approximately 1,700 are holders of record with the balance indicated by security listing positions.

We received notice on January 20, 2005 from the American Stock Exchange (AMEX) that the Company is currently not in compliance with the AMEX board of directors composition requirements as set forth in Section 121A of the AMEX Company Guide. Specifically, the Company does not currently have a majority of independent directors serving on its board. The warning letter gives us until May 31, 2005 to regain compliance with the AMEX requirements. We intend to correct the instance of noncompliance with the AMEX Company Guide as soon as reasonably possible and will comply with the independence standards of AMEX Company Guide Section 121A by May 31, 2005.

High and low stock prices and dividends for 2004 and 2003 were:

	2004			2003		
	Sales Price		**Cash Dividends**	Sales Price		Cash Dividends
Quarter Ended	**High**	**Low**	**Declared**	High	Low	Declared
March 31	$ 18.770	$ 18.500	$ .3325	$ 15.050	$ 13.320	$ .3325
June 30	17.420	16.150	.3325	16.180	13.320	.3325
September 30	19.090	18.910	.3325	18.180	14.360	.3325
December 31	20.040	20.010	.4125	20.040	14.950	.4925

Dividends

In order to qualify for the beneficial tax treatment accorded to a REIT, we must make quarterly distributions to holders of our Common Stock equal on an annual basis to at least 90% of our REIT taxable income (excluding net capital gains), as defined in the Code. Cash available for distribution to our stockholders is primarily derived from interest payments received on its mortgages and from rental payments received under our leases. All distributions will be made by us at the discretion of the Board of Directors and will depend on our cash flow and earnings, our financial condition, bank covenants and such other factors as the Board of Directors deems relevant. Our REIT taxable income is calculated without reference to our cash flow. Therefore, under certain circumstances, we may not have received cash sufficient to pay our required distributions.

ITEM 6. SELECTED FINANCIAL DATA

(dollars in thousands, except share amounts)

Year Ended December 31	2004	2003	2002	2001	2000
Net revenues	**$ 20,191**	$ 24,508	$ 24,549	$ 24,561	$ 25,066
Net income	**11,435**	11,845	8,498	8,877	7,939
Net income per share					
Basic	**1.19**	1.24	.89	.93	.83
Diluted	**1.16**	1.21	.87	.92	.83
Mortgages and other notes receivable	**13,553**	44,595	65,562	79,518	84,132
Real estate properties, net	**120,926**	126,931	138,963	150,036	155,753
Total assets	**150,032**	182,878	214,941	234,987	243,357
Long term debt	**16,150**	47,820	79,488	96,314	100,928
Total stockholders' equity	**113,998**	114,242	114,476	118,571	122,422
Common shares outstanding	**9,699,108**	9,590,588	9,570,323	9,570,323	9,570,323
Weighted average common shares					
Basic	**9,594,852**	9,575,546	9,570,323	9,570,323	9,575,959
Diluted	**9,822,823**	9,757,238	9,770,730	9,697,116	9,592,814
Common dividends declared per share	**$ 1.41**	$ 1.49	$ 1.33	$ 1.33	$ 1.33

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

National Health Realty, Inc. (NHR or the Company) is a real estate investment trust (REIT) that began operations on January 1, 1998. Currently NHR, through its subsidiary NHR/OP, L.P. (the Operating Partnership), owns the real estate of 23 healthcare facilities, including 16 licensed skilled nursing facilities, six assisted living facilities and one independent living center (the Healthcare Facilities), and owns seven first promissory notes with principal balances totaling $13,553,000 (the Notes) at December 31, 2004 and secured by the real property of healthcare facilities.

Relationship With National HealthCare Corporation

We have an advisory services agreement with National HealthCare Corporation (NHC) pursuant to which NHC will provide us with investment advice, office space and personnel. NHC owns or manages a total of 74 long-term healthcare facilities with 9,177 beds in 10 states. NHC is NHR's primary tenant, operating ten licensed skilled nursing facilities, six assisted living facilities and one independent living center, the real estate of which facilities is owned by NHR.

Investment Restriction Removed

The NHR Advisory Agreement provides that we will not, without the prior approval of NHI, be actively or passively engaged in the pursuit of additional investment opportunities until the earlier of the termination of the Advisory Agreement or such time as NHC is no longer actively engaged as investment advisor to NHI. NHC announced on November 1, 2004 that it is no longer the advisor to NHI. Therefore, the restriction on NHR's investment activities has been removed.

Areas of Focus

Management is currently focusing upon our capacities as landlord and note holder. Our objectives are to (1) provide current income for distribution to stockholders, (2) to provide the opportunity for additional returns to investors by participating in any increase in the operating revenues of our leased properties; (3) to provide the opportunity to realize capital growth resulting from appreciation, if any, in the value of our portfolio properties, and (4) to preserve and protect stockholder's capital. We can offer no assurance that these objectives will be realized.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and cause our reported net income to vary significantly from period to period.

Our significant accounting policies and the associated estimates and the issues which impact these estimates are as follows:

Revenue Recognition – Mortgage Interest and Rental Income

We collect interest and rent from our customers. Generally our policy is to recognize revenues on an accrual basis as earned. However, we may in the future determine that, based on insufficient historical collections and the lack of expected future collections, revenue for interest or rent is not realizable. For any such nonperforming investments, our policy is to recognize interest or rental income only in the period when payments are received. If conclusions as to the realizibility of revenue change, our revenues could vary significantly from period to period.

Valuations of and Impairments to Our Investments

Since the passage of the Balanced Budget Act of 1997 affecting Skilled Nursing Facilities (SNFs) January 1999, the long-term care industry has experienced material reductions in government and private insurance reimbursement. Some legislative relief was granted in 2000 and 2001 as a result of the Balanced Budget Refinement Act of 1999, however, some of the add-on provisions expired October 1, 2002 materially reducing reimbursement. Effective October 1, 2004, the Centers for Medicare and Medicaid Services (CMS) issued the annual market basket (inflationary) increase of 2.8% for skilled nursing facilities reimbursement of Medicare Part A. No material changes are expected until CMS refines the current RUG III case-mix methodology related to the clinical assessment of residents. The long-term health care industry has also experienced a dramatic increase in professional liability claims and in the cost of insurance to cover such claims. These factors have combined to cause a number of bankruptcy filings, bankruptcy court rulings and court judgments about refinancing which have affected some of our lessees and mortgagees.

Decisions about valuations and impairments of our investments require significant judgements and estimates on the part of management. We monitor the liquidity and credit worthiness of our tenants and borrowers on an on-going basis. For real estate properties, the need to recognize an impairment is evaluated on a property by property basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Recognition of an impairment is based upon estimated future cash flows from a property compared to the carrying value of the property. For notes receivable, impairment recognition is based upon an evaluation of the estimated collectibility of loan payments on a specific loan basis in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan – An Amendment of FASB Statements No. 5 and 15". While we believe that the carrying amounts of our properties and notes receivable are realizable, it is possible that future events could require us to make significant adjustments or revisions to these estimates.

REIT Status and Taxes

We believe that we have operated our business so as to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") and we intend to continue to operate in such a manner, but no assurance can be given that we will be able to qualify at all times. If we qualify as a REIT, we will generally not be subject to federal corporate income taxes on our net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically applies to corporate dividends. Our failure to continue to qualify under the applicable REIT qualification rules and regulations would cause us to owe state and federal income taxes and would have a material adverse impact on our financial position, results of operations and cash flows.

CAPITAL RESOURCES AND LIQUIDITY

At year end, our debt as a percentage of total liabilities and capital was 11.9%. Our debt consists of a bank term loan in the amount of $16,150,000 which matures on May 14, 2007. The bank term loan requires quarterly payments of $425,000 and bears interest at the variable rate of 30 day LIBOR plus 1.5% (3.8% at December 31, 2004). The loan agreements require that we maintain specified operating ratios and stockholders' equity.

Leases

We lease our 23 healthcare facilities to various lessees: 14 properties are leased to NHC, and nine properties that were previously leased to NHC prior to October 1, 2000 are leased to nine separate lessees not related to NHC. With respect to these nine properties, NHC remains obligated under its master lease agreement and continues to remain obligated to make the lease payments to us. Lease payments made to us from the new lessees are credited against NHC's overall rent obligation. At December 31, 2004, all payments are current. Our leases with NHC have initial ten year terms with provisions for two five year renewal terms at the same terms as the original lease. Our leases with the nine separate lessees have initial five year terms with provisions for two five year renewal terms for which the base lease payments must be negotiated on each renewal.

FCC Notes

On February 27, 2004, the FCC notes receivable were repaid in full (approximately $30,384,000). Proceeds from the prepayment and cash on hand were used to repay our previous credit facility (approximately $31,175,000).

HSMI Sale

Effective January 1, 2001, we sold all of the real estate and equipment of the three long-term health care centers under lease to the lessee, Health Services Management of Indiana, LLC (HSMI). Consideration for the sale and assumption of the $1,630,000 first mortgage and the properties is in the form of new mortgage notes in the total amount of $12,029,000. We accounted for this transaction under the deposit method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" (SFAS 66). Consistent with the deposit method, we did not initially record the sale of the assets and we continued to record depreciation expense related to the assets. Cash received from the buyer (which since the sale totaled $3,092,000 as of October 31, 2003) was reported as a deposit on real estate properties sold until the period in which the down payment and continuing investment criteria of SFAS 66 were met, at which time we would account for the sale under the full accrual method.

During 2002, we concluded that based on our impairment analysis in accordance with Statement of Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) and based on certain 2002 events, these real estate properties required write-downs in the amount of $4,288,000. As such, write-downs of $1,000,000 and $3,288,000 were recorded during the first and fourth quarters of 2002, respectively.

Effective November 1, 2003, the initial and continuing investment criteria of SFAS 66 were met. Therefore, the sale of the real estate properties was recorded resulting in a gain on the sale of real estate of approximately $1,149,000. The sale of the assets resulted in recording a mortgage notes receivable of approximately $3,740,000. Additional sale proceeds received in 2004 resulted in an additional gain on sale of real estate of approximately $105,000.

Sources and Uses of Funds

Our leasing and mortgage services generated net cash from operating activities during 2004 in the amount of $19,000,000 compared to $19,083,000 in the prior period. Net cash from operating activities generally includes net income plus non-cash expenses, such as depreciation and amortization and provisions for realty and loan losses, if any, and non-cash gains on sales of real estate, if any, adjusted by working capital changes.

Our investing activities provided $31,253,000 of cash flows in 2004 compared to $26,004,000 in 2003. Collections and sales of mortgage notes receivable totaled $31,042,000 in 2004 compared to $24,707,000 in 2003. Included in these collections are $30,384,000 of prepayments of mortgage notes receivable in 2004 compared to prepayment of $21,982,000 in 2003.

Deposits on real estate properties sold provided no cash flow this year because the sale of property was recognized compared to $1,270,000 in the prior year. Distributions from an unconsolidated investment provided $67,000 in cash compared to no cash flow in the prior year.

Net cash used in financing activities totaled $46,851,000 in 2004 compared to $45,801,000 in 2003. Cash flows provided from borrowings included $17,000,000 in 2004 compared to $14,922,000 (from NHI) in 2003. Cash flows from the sale of common stock were $925,000 in 2004 and $212,000 in 2003.

Payments on debt were $48,670,000 in 2004 compared to $46,590,000 of payments on debt last year. Cash flows used in financing activities included $14,293,000 to pay dividends to stockholders ($12,730,000 last year) and $1,813,000 to pay cash distributions to minority partners of our operating partnership ($1,615,000 last year).

Commitments

We intend to pay quarterly distributions to our stockholders in an amount at least sufficient to satisfy the distribution requirements of a real estate investment trust. Such requirements necessitate that at least 90% of our taxable income be distributed annually. The primary source for distributions will be rental and interest income we earn on the real property and mortgage notes receivable. Regular dividends in the amount of $1.33 and a special dividend in the amount of $.08 were declared for payment for 2004.

Our contractual cash obligations for periods subsequent to December 31, 2004 are as follows:

(in thousands)	Total	Less than One Year	2–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 16,150	$ 1,700	$ 14,450	$ —	$ —
Total Contractual Cash Obligations	$ 16,150	$ 1,700	$ 14,450	$ —	$ —

We expect that current cash on hand, marketable securities, short-term notes receivable, operating cash flows, and as needed, our borrowing capacity will be adequate to finance our operating and financing requirements for 2005 and 2006.

RESULTS OF OPERATIONS

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Net income for the year ended December 31, 2004 is $11,435,000 versus $11,845,000 for the same period in 2003, a decrease of 3.5%. Diluted net income per common share decreased five cents or 4.1% to $1.16 in 2004 from $1.21 in 2003.

Total revenues for the year ended December 31, 2004 decreased $4,317,000 or 17.6% to $20,191,000 from $24,508,000 for the year ended December 31, 2003. Revenues from rental income increased $167,000 or 1.0% when compared to the same period in 2003. Revenues from mortgage interest decreased $3,440,000 or 54.9% in 2004 as compared to the same period in 2003. Gain on sale of real estate decreased $1,044,000.

The increase in rental income is due primarily to the recognition of $167,000 of additional percentage rent. Percentage rent is calculated as 3% of the amount by which gross revenues of each leased health care facility in each quarter of each year after 1999 exceed the gross revenues of such health care facility in the applicable quarter of 1999.

The decrease in mortgage interest income is the result of lower balances of notes receivable. We received prepayments on mortgages receivable totaling $30,384,000 in February 2004 and totaling $21,982,000 in November 2003. Mortgage interest income decreased also because of reductions in the principal of the mortgage notes receivable due to regular monthly amortization. The gain on sale of real estate is the result of receiving additional proceeds related to the sale of Indiana properties originally recorded in November, 2003.

Total expenses for the year ended December 31, 2004 decreased $3,830,000 or 33.0% to $7,782,000 from $11,612,000 for the year ended December 31, 2003. Interest expense decreased $3,212,000 or 80.4% in 2004 as compared to the 2003 period. Depreciation of real estate decreased $356,000 or 5.6%. General and administrative costs increased $203,000 or 24.6% due primarily to a writeoff of $252,000 of previously capitalized costs for a transaction that did not materialize.

Interest expense decreased due primarily to principal paydowns in the fourth quarter of 2003 ($22,000,000) and the first quarter of 2004 ($31,000,000) on the credit facility and the senior secured notes payable to NHC ($4,000,000). There was an additional principal paydown of approximately $1,723,000 on the senior secured notes payable to NHC in the second quarter of 2004. In addition, interest expense decreased due to the decreased rate effective December 31, 2003 and May 14, 2004 on approximately $14,922,000 of debt.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Net income for the year ended December 31, 2003 is $11,845,000 versus $8,498,000 for the same period in 2002, an increase of 39.4%. Diluted earnings per common share increased 34 cents or 39.1% to $1.21 in the 2003 period from 87 cents in the 2002 period.

Total revenues for the year ended December 31, 2003 decreased $41,000 or .2% to $24,508,000 from $24,549,000 for the year ended December 31, 2002. Revenues from rental income increased $266,000 or 1.6% when compared to the same period in 2002. Revenues from mortgage interest decreased $1,456,000 or 18.8% in 2003 as compared to the same period in 2002. Gain on sale of real estate increased $1,149,000.

The increase in rental income is due primarily to the recognition of $324,000 of additional percentage rent. Percentage rent is calculated as 3% of the amount by which gross revenues of each leased health care facility in each quarter of each year after 1999 exceed the gross revenues of such health care facility in the applicable quarter of 1999.

The decrease in mortgage interest income is the result of lower balances of notes receivable. We received prepayments on mortgages receivable totaling $21,982,000 in November 2003 and totaling $10,737,000 in December 2002. Mortgage interest income decreased also because of reductions in the principal of the mortgage notes receivable due to regular monthly amortization. The gain on sale of real estate is the result of recording the sale of Indiana properties effective November 1, 2003.

Total expenses for the year ended December 31, 2003 decreased $3,587,000 or 23.6% to $11,612,000 from $15,199,000 for the year ended December 31, 2002. Interest expense increased $668,000 or 20.1% in 2003 as compared to the 2002 period. Depreciation of real estate decreased $463,000 or 6.8%. General and administrative costs increased $17,000 or 2.1%. Realty and loan losses, $0 in the current year, were $4,020,000 in the prior year.

Interest expense increased due primarily to the recognition of interest expense on a $14,937,000 obligation to NHI which started in December 2002, offset by reduced interest expenses on the credit facility. The reduced interest on the credit facility was caused by paydowns in December 2002 and December 2003 in the amounts of $25 million and $22 million, respectively. The reduction of interest on the credit facility was offset in part due to an increased rate effective January 1, 2002.

During 2002, we concluded that based on our Statement of Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) impairment analysis and on certain events, certain real estate properties required write-downs in the net book value of $4,288,000. Write-downs of $1,000,000 and $3,288,000 were recorded during the first and fourth quarters of 2002, respectively.

FUNDS FROM OPERATIONS

We have adopted the definition of Funds From Operations ("FFO") prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") October 1999 White Paper as amended April 1 2002. Accordingly, FFO is defined as net income (loss) applicable to common stockholders (computed in accordance with generally accepted accounting principles "GAAP") excluding gains (or losses) from sales of property, plus depreciation of real property and after investments for unconsolidated entities in which a REIT holds an interest. FFO should not be considered as an alternative to net income or any other GAAP measurement of performance as an indicator of operating performance or as an alternative to cash flows from operations, investing or financing activities as a measure of liquidity. We view FFO as a measure of operating performance and believe that FFO is helpful in evaluating a real estate investment portfolio's overall performance considering the fact that historical cost accounting implicitly assumes that the value of real estate assets diminishes predictably over time.

Our funds from operations for the 12 months ended December 31, 2004, on a diluted basis was $16,643,000, an increase of $206,000 as compared to $16,437,000 for the same period in 2003. FFO represents net earnings available to common stockholders, excluding the effects of asset dispositions, plus depreciation associated with real estate investments. Diluted FFO assumes, if dilutive, the conversion of convertible subordinated debentures, the conversion of cumulative convertible preferred stock and the exercise of stock options using the treasury stock method.

We believe that funds from operations is an important supplemental measure of operating performance for a real estate investment trust. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a real estate investment trust that use historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the real estate investment trust industry to address this issue. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our funds from operations may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FFO, caution should be exercised when comparing our Company's FFO to that of other REITs. Funds from operations in and of itself does not represent cash generated from operating activities in accordance with GAAP (funds from operations does not include changes in operating assets and liabilities) and, therefore, should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP in the United States, as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs.

The following table reconciles net income (loss) applicable to common stockholders to funds from (to) operations applicable to common stockholders:

(in thousands, except share and per share amounts)

Year Ended December 31,	**2004**	2003	2002
Net income	**$ 11,435**	$ 11,845	$ 8,498
Adjustments:			
Real estate depreciation	**5,966**	6,322	6,785
Gain on sale of real estate	**(105)**	(1,149)	—
Minority interest in NHR/OP, L.P.'s share of add back for real estate related depreciation and gain on sale of real estate	**(653)**	(581)	(763)
Funds from operations applicable to common stockholders	**$ 16,643**	$ 16,437	$ 14,520
Basic funds from operations per share	**$ 1.73**	$ 1.72	$ 1.52
Diluted funds from operations per share	**$ 1.69**	$ 1.68	$ 1.49
Weighted average shares:			
Basic	**9,594,852**	9,575,546	9,570,323
Diluted	**9,822,823**	9,757,238	9,770,370

FUTURE RENTAL AND MORTGAGE INTEREST INCOME UNCERTAINTIES

Our rental and mortgage interest income revenues are believed by management to be secure. However, the majority of the income of our lessees and borrowers is derived from the lessees' participation in the Medicare and Medicaid programs. Adverse changes in these programs or the inability of our lessees and borrowers to participate in these programs would have a material adverse impact on the financial position, results of operations and cash flows of our lessees and borrowers and their resultant ability to service their obligations to us.

None of our lessees or borrowers are in bankruptcy.

INCOME TAXES

We intend at all times to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. Therefore, we will not be subject to federal income tax provided we distribute at least 90% of our annual REIT taxable income to our stockholders and meet other requirements to continue to qualify as a REIT. Accordingly, no provision for federal income taxes has been made in the consolidated financial statements. Our failure to continue to qualify under the applicable REIT qualification rules and regulations would have a material adverse impact on our financial position, results of operations and cash flows.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is generally effective for NHR July 1, 2003. As originally issued, SFAS 150 would have required NHR to measure the minority interests in NHR/OP, L.P. on the consolidated balance sheet at estimated fair value at the balance sheet date, with a charge or credit to income (specifically, interest expense) for the change in carrying value during the period. In November 2003, the FASB deferred for an indefinite period the application of the classification and measurement guidance in SFAS 150 to noncontrolling interests in limited-life subsidiaries (such as NHR/OP, L.P.). Measurement of the minority interests in NHR/OP, L.P. at estimated fair value at each balance sheet date, if and when required, would result in significant volatility in NHR's financial position and results of operations.

In December 2003 the FASB issued FASB Interpretation No. 46R, *Consolidation of Variable Interest entities (Revised December 2003)* ("FIN 46R"). FIN 46R provides guidance related to identifying variable interest entities (previously known generally as special purpose entities or SPEs) and determining whether such entities should be consolidated. Key to the consolidation determination is whether such entities disperse risks among the parties involved. If those risks are not dispersed, and therefore an enterprise bears the majority of the risks or rewards related to the variable interest entity, it would consolidate that variable interest entity. This Interpretation also provides guidance related to the initial and subsequent measurement of assets, liabilities, and non-controlling interests of newly consolidated variable interest entities and requires disclosures for both the primary beneficiary of a variable interest entity and other beneficiaries of the entity. This interpretation replaces in its entirety FASB Interpretation No. 46, *Consolidation of Variable Interest Entities,* that was issued by the FASB in January 2003. The implementation of FIN 46R was required during the Company's first quarter of 2004. The implementation had no effect on the Company's financial statements.

In December of 2004, the FASB issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29* ("Statement 153"). Statement 153 amends APB Opinion No. 29, *Accounting for Non-monetary Transactions*, that was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance". Previously, Opinion 29 required that he accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The Company plans to adopt Statement 153 beginning July 1, 2005. The future effect of Statement 153 on the Company's financial statements will depend on whether the Company enters into certain non-monetary transactions. The Company, however, does not expect the adoption of Statement 153 to have a significant impact on its financial statements.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123(R) is effective for periods beginning after June 15, 2005. The Company does not expect the adoption of this pronouncement to have a significant impact on the Company's financial statements.

IMPACT OF INFLATION

Inflation may affect us in the future by changing the underlying value of our real estate or by impacting our cost of financing operations.

Our revenues are primarily from long-term investments. Our leases with NHC require increases in rent income based on increases in the revenues of the leased facilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our cash and cash equivalents consist of highly liquid investments with a maturity of less than three months. Substantially all of our mortgage and other notes receivable bear interest at fixed interest rates. As a result of the short-term nature of our cash instruments and because the interest rates on our investment in notes receivable are fixed, a hypothetical 10% change in interest rates has no impact on our future earnings and cash flows related to these instruments.

As of December 31, 2004, all of our long-term debt ($16,150,000) bears interest at floating interest rates. Because the interest rates of these instruments are variable, a hypothetical 10% increase in interest rates would result in additional annual interest expense of $61,000 and a 10% reduction in interest rates would result in annual interest expense declining $61,000.

We currently do not use any derivative instruments to hedge interest rate or other risks. We do not use derivative instruments for trading purposes. The future use of such instruments would be subject to strict approvals by our senior officers. Therefore, our exposure related to such derivative instruments is not material to our financial position, results of operations or cash flows.

Equity Price Risk

We consider our investments in marketable securities as available for sale securities and unrealized gains and losses are recorded in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115. The investments in marketable securities are recorded at their fair market value based on quoted market prices. Thus, there is exposure to equity price risk, which is the potential change in fair value due to a change in quoted market prices. Hypothetically, a 10% increase in quoted market prices would result in a related 10% increase in the fair value of our investments in marketable securities of approximately $657,000 and 10% reduction in quoted market prices would result in a related 10% decrease in the fair value of our investments in marketable securities of approximately $657,000.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National Health Realty Inc.
Murfreesboro, Tennessee

We have audited the accompanying consolidated balance sheet of National Health Realty, Inc. and Subsidiaries as of December 31, 2004 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Health Realty, Inc. and Subsidiaries at December 31, 2004 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2005, expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
February 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of National Health Realty, Inc.:

We have audited the accompanying consolidated balance sheet of National Health Realty, Inc. and Subsidiaries as of December 31, 2003 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Health Realty, Inc. and Subsidiaries at December 31, 2003 and the consolidated results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Nashville, Tennessee
January 23, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Boards of Directors and Stockholders
National Health Realty, Inc.
Murfreesboro, Tennessee

We have audited management's assessment, included in the accompanying Management's Control Over Financial Reporting, that National Health Realty, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). National Health Realty, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that National Health Realty, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway, Commission (COSO). Also in our opinion, National Health Realty, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of National Health Realty, Inc. and Subsidiaries as of December 31, 2004 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended and our report dated February 18, 2005 expressed an unqualified opinion.



Memphis, Tennessee
February 18, 2005

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

December 31,	2004	2003
Assets		
Real estate properties:		
Land	**$ 19,464**	$ 19,504
Buildings and improvements	**147,768**	147,767
	167,232	167,271
Less accumulated depreciation	**(46,306)**	(40,340)
Real estate properties, net	**120,926**	126,931
Mortgage and other notes receivable	**13,553**	44,595
Interest and rent receivable	**367**	403
Cash and cash equivalents	**8,384**	4,982
Marketable securities	**6,565**	5,598
Deferred costs and other assets	**237**	369
Total Assets	**$ 150,032**	$ 182,878
Liabilities		
Debt	**$ 16,150**	$ 47,820
Minority interests in consolidated subsidiaries	**13,888**	14,174
Accounts payable and other accrued expenses	**1,441**	1,311
Accrued interest	**53**	10
Dividends payable	**4,001**	4,723
Distributions payable to minority interest partners	**501**	598
Total Liabilities	**36,034**	68,636
Commitments, contingencies and guarantees		
Stockholders' Equity		
Cumulative convertible preferred stock, $.01 par value; 5,000,000 shares authorized; none issued and outstanding	**—**	—
Common stock, $.01 par value; 75,000,000 shares authorized; 9,699,108 and 9,590,588 shares, respectively, issued and outstanding	**97**	96
Capital in excess of par value of common stock	**136,460**	135,536
Cumulative net income	**65,641**	54,206
Cumulative dividends	**(91,282)**	(77,711)
Unrealized gains on marketable securities	**3,082**	2,115
Total Stockholders' Equity	**113,998**	114,242
Total Liabilities and Stockholders' Equity	**$ 150,032**	$ 182,878

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(in thousands, except share and per share amounts)

Year Ended December 31,	**2004**	2003	2002
Revenues:			
Rental income	$ **17,255**	$ 17,088	$ 16,822
Mortgage interest income	**2,831**	6,271	7,727
Gain on sale of real estate	**105**	1,149	—
	20,191	24,508	24,549
Expenses:			
Interest	**781**	3,993	3,325
Depreciation of real estate	**5,966**	6,322	6,785
Amortization of loan costs	**8**	473	262
Realty and loan losses	**—**	—	4,020
General and administrative	**1,027**	824	807
	7,782	11,612	15,199
Income before minority interests in consolidated subsidiaries and non-operating income	**12,409**	12,896	9,350
Non-operating income (investment and interest income)	**456**	447	224
Minority interests in consolidated subsidiaries	**(1,430)**	(1,498)	(1,076)
Net Income	$ **11,435**	$ 11,845	$ 8,498
Net income per common share:			
Basic	$ **1.19**	$ 1.24	$ .89
Diluted	$ **1.16**	$ 1.21	$ .87
Weighted Average Common Shares Outstanding:			
Basic	**9,594,852**	9,575,546	9,570,323
Diluted	**9,822,823**	9,757,238	9,770,730

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31,	**2004**	2003	2002
Cash flows from operating activities:			
Net income	**$ 11,435**	$ 11,845	$ 8,498
Depreciation of real estate	**5,966**	6,322	6,785
Gain on sale of real estate	**(105)**	(1,149)	—
Realty and loan losses	**—**	—	4,020
Amortization and write-off of loan costs	**8**	473	262
Minority interests in consolidated subsidiaries	**1,430**	1,498	1,076
(Increase) decrease in interest and rent receivable	**36**	56	(36)
(Increase) decrease in other assets	**57**	(199)	101
Increase in accounts payable and accrued liabilities	**173**	237	93
Net cash provided by operating activities	**19,000**	19,083	20,799
Cash flows from investing activities:			
Sale (purchase) of real estate properties	**39**	27	—
Increase in deposit on real estate properties sold	**—**	1,270	1,324
Collection and sale of mortgage notes receivable	**31,042**	24,707	14,224
Process from the sale of assets	**105**	—	—
Distribution from unconsolidated investment	**67**	—	—
Purchase of marketable securities	**—**	—	(3,483)
Net cash provided by investing activities	**31,253**	26,004	12,065
Cash flows from financing activities:			
Proceeds from debt	**17,000**	14,922	15,717
Payments on debt	**(48,670)**	(46,590)	(32,543)
Financing costs paid	**—**	—	(432)
Dividends paid to stockholders	**(14,293)**	(12,730)	(12,728)
Distributions paid to minority partners	**(1,813)**	(1,615)	(1,618)
Issuance of common shares	**925**	212	—
Net cash used in financing activities	**(46,851)**	(45,801)	(31,604)
Increase (decrease) in cash and cash equivalents	**3,402**	(714)	1,260
Cash and cash equivalents, beginning of year	**4,982**	5,696	4,436
Cash and cash equivalents, end of year	**$ 8,384**	$ 4,982	$ 5,696
Supplemental Information:			
Cash payments for interest expense	**$ 738**	$ 3,993	$ 3,367
During 2003, NHR recognized the sale of property in exchange for a mortgage note receivable:			
Mortgage notes receivable	**—**	3,740	—
Deposit on real estate sold	**—**	3,092	—
Accumulated depreciation	**—**	986	—
Land	**—**	(700)	—
Building and improvements	**—**	(5,969)	—
Gain on sale of real estate	**—**	(1,149)	—
	$ —	$ —	$ —

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share and per share amounts)

	Cumulative Convertible Preferred Stock		Common stock	
	Shares	Amount	Shares	Amount
Balance at December 31, 2001	**—**	**$ —**	**9,570,323**	**$ 96**
Net income	—	—	—	—
Unrealized gains on marketable securities	—	—	—	—
Total comprehensive income				
Dividends to common shareholders ($1.33 per share)	—	—	—	—
Balance at December 31, 2002	**—**	**—**	**9,570,323**	**96**
Net income	—	—	—	—
Unrealized gains on marketable securities	—	—	—	—
Total comprehensive income				
Shares sold	—	—	20,265	—
Dividends to common shareholders ($1.49 per share)	—	—	—	—
Balance at December 31, 2003	**—**	**—**	**9,590,588**	**96**
Net income	—	—	—	—
Unrealized gains on marketable securities	—	—	—	—
Total comprehensive income				
Shares sold	—	—	108,520	1
Dividends to common shareholders ($1.41 per share)	—	—	—	—
Balance at December 31, 2004	**—**	**$ —**	**9,699,108**	**$ 97**

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Capital in Excess of Par Value	Cumulative Net Income	Cumulative Dividends	Unrealized Gains on Marketable Securities	Total Stockholders' Equity
$ 135,324	**$ 33,863**	**$ (50,712)**	**$ —**	**$ 118,571**
—	8,498	—	—	8,498
—	—	—	135	135
				8,633
—	—	(12,728)	—	(12,728)
135,324	**42,361**	**(63,440)**	**135**	**114,476**
—	11,845	—	—	11,845
—	—	—	1,980	1,980
				13,825
212	—	—	—	212
—	—	(14,271)	—	(14,271)
135,536	**54,206**	**(77,711)**	**2,115**	**114,242**
—	11,435	—	—	11,435
—	—	—	967	967
				12,402
924	—	—	—	925
—	—	(13,571)	—	(13,571)
$ 136,460	**$ 65,641**	**$ (91,282)**	**$ 3,082**	**$ 113,998**

Notes to Consolidated Financial Statements

NOTE 1. ORGANIZATION

National Health Realty, Inc. (NHR) is a Maryland real estate investment trust (REIT) that was incorporated on September 26, 1997. NHR/OP, L.P. is a Delaware limited partnership that is the operating entity of NHR. NHR owns an 88% limited partnership interest and, through a qualified REIT subsidiary, a 1% general partnership interest in NHR/OP, L.P. NHR and NHR/OP, L.P. are collectively referred to herein as "NHR".

The majority of our revenue is derived from interest income on secured mortgage loans and from rent generated on leased properties involved in the long-term care industry.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements include the accounts of NHR and its majority owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Properties – We record properties at cost. Real property transferred from National HealthCare Corporation (NHC) was recorded at NHC's net book value at the date of transfer. We use the straight-line method of depreciation for buildings and improvements over their estimated remaining useful lives as follows:

Buildings	40 Years
Improvements	5 Years to 25 Years

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), we evaluate the recoverability of the carrying values of our properties on a property by property basis. On a quarterly basis, we review our properties for recoverability when events or circumstances, including significant physical changes in the property, significant adverse changes in general economic conditions and significant deteriorations of the underlying cash flows of the property, indicate that the carrying amount of the property may not be recoverable. The need to recognize an impairment is based on estimated future cash flows from a property compared to the carrying value of that property. If recognition of an impairment is necessary, it is measured as the amount by which the carrying value of the property exceeds the fair value of the property.

Mortgage and Other Notes Receivable – In accordance with Statement of Financial Accountant Standards No. 114, "Accounting by Creditors for Impairment of a Loan – An Amendment of FASB Statements No. 5 and 15" (SFAS 114), NHR evaluates the carrying values of its mortgage and other notes receivable on an instrument by instrument basis. On a quarterly basis, NHR reviews its notes receivable for recoverability when events or circumstances, including the non-receipt of principal and interest payments, significant deteriorations of the financial condition of the borrower, significant adverse changes in the long-term care industry and significant adverse changes in general economic conditions, indicate that the carrying amount of the note receivable may not be recoverable. If necessary, an impairment is measured as the amount by which the carrying amount exceeds the discounted cash flows expected to be received under the note receivable or, if foreclosure is probable, the fair value of the collateral securing the note receivable.

Cash and Cash Equivalents – Cash and cash equivalents consist of all highly liquid investments with a maturity of three months or less.

Federal Income Taxes – We intend at all times to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. Therefore, we will not be subject to federal income tax provided we distribute at least 90% of our annual REIT taxable income to our stockholders and meet other requirements to continue to qualify as a REIT. Accordingly, no provision for federal income taxes has been made in the consolidated financial statements. Our failure to continue to qualify under the applicable REIT qualification rules and regulations would have a material adverse impact on our financial position, results of operations and cash flows.

The primary difference between the tax basis and the reported amounts of our assets and liabilities is a higher tax basis than book basis (by approximately $23,980,000) in our real estate properties.

Earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes due primarily to differences in the basis of assets and differences in the estimated useful lives used to compute depreciation expense.

Federal Excise Taxes – We are subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the amount by which 85% of our ordinary taxable income plus 95% of any capital gain income for the calendar year exceeds our cash distributions to shareholders during the calendar year, as defined. We have made no provision for excise tax in the consolidated financial statements because we believe no tax is due.

Concentration of Credit Risks – Our credit risks primarily relate to cash and cash equivalents and to the investments in mortgage and other notes receivable and marketable securities. Cash and cash equivalents are primarily held in bank accounts and overnight investments. The investments in mortgage and other notes receivable relate primarily to secured loans with healthcare facilities as discussed in Note 5. The investment in marketable securities is held in one investment as described in Note 6.

Our financial instruments, principally our investments in mortgage and other notes receivable, are subject to the possibility of loss of the carrying values as a result of either the failure of other parties to perform according to their contractual obligations or changes in market prices which may make the instruments less valuable. We obtain various collateral and other protective rights, and continually monitor these rights, in order to reduce such possibilities of loss.

Marketable Securities – NHR's investments in marketable securities include available for sale securities. Unrealized gains and losses on available for sale securities are recorded in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115).

NHR evaluates its marketable securities for other-than-temporary impairments consistent with the provisions of SFAS 115.

Deferred Costs – Costs incurred to acquire financings are amortized by the interest method over the term of the related debt.

Other Assets – Other assets include our $229,000 investment in Summerfield Development LLC (Summerfield), a real estate development company. Summerfield is a related party of NHR, since certain members of NHR's management and Board of Directors are also members of Summerfield. We carry our investment in Summerfield at cost in the consolidated balance sheets.

Rental Income – We recognize rental income based on the terms of our operating leases. Under certain of our leases, we receive contingent rent, which is based on the increase in revenues of a lessee over a base year or base quarter. We recognize contingent rent annually or quarterly, as applicable, when, based on the actual revenue of the lessee, receipt of such income is assured. We identify leased real estate properties as nonperforming if a required payment is not received within 30 days of the date it is due. Our policy related to rental income on non-performing leased real estate properties is to recognize rental income in the period when the income is received.

Mortgage Interest Income – We recognize mortgage interest income based on the interest rates and principal amounts outstanding of the mortgage notes receivable. We identify loans as nonperforming if a required payment is not received within 30 days of the date it is due. Our policy related to mortgage interest income on nonperforming mortgage loans is to recognize mortgage interest income in the period when the income is received.

Stock-Based Compensation – We account for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123). As a result, no compensation cost has been recognized in the consolidated statements of income for our stock option plan. See Note 10 for additional disclosures about our stock option plan.

Based on the number of options granted and the historical and expected future trends of factors affecting valuation of those options, management believes that the additional compensation cost, as calculated in accordance with SFAS 123, has no effect on the Company's net income or earnings per share in 2004, 2003 and 2002.

Comprehensive Income – Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires that changes in the amounts of certain items, including gains and losses on certain securities, be shown in the consolidated financial statements. We report our comprehensive income in the consolidated statements of stockholders' equity.

New Accounting Pronouncements – In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is generally effective for NHR July 1, 2003. As originally issued, SFAS 150 would have required NHR to measure the minority interests in NHR/OP, L.P. on the consolidated balance sheet at estimated fair value at the balance sheet date, with a charge or credit to income (specifically, interest expense) for the change in carrying value during the period. In November 2003, the FASB deferred for an indefinite period the application of the classification and measurement guidance in SFAS 150 to noncontrolling interests in limited-life subsidiaries (such as NHR/OP, L.P.). Measurement of the minority interests in NHR/OP, L.P. at estimated fair value at each balance sheet date, if and when required, would result in significant volatility in NHR's financial position and results of operations.

In December 2003 the FASB issued FASB Interpretation No. 46R, *Consolidation of Variable Interest entities (Revised December 2003)* ("FIN 46R"). FIN 46R provides guidance related to identifying variable interest entities (previously known generally as special purpose entities or SPEs) and determining whether such entities should be consolidated. Key to the consolidation determination is whether such entities disperse risks among the parties involved. If those risks are not dispersed, and therefore an enterprise bears the majority of the risks or rewards related to the variable interest entity, it would consolidate that variable interest entity. This Interpretation also provides guidance related to the initial and subsequent measurement of assets, liabilities, and non-controlling interests of newly consolidated variable interest entities and requires disclosures for both the primary beneficiary of a variable interest entity and other beneficiaries of the entity. This interpretation replaces in its entirety FASB Interpretation No. 46, *Consolidation of Variable Interest Entities,* that was issued by the FASB in January 2003. The implementation of FIN 46R was required during the Company's first quarter of 2004. The implementation had no effect on the Company's financial statements.

In December of 2004, the FASB issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29* ("Statement 153"). Statement 153 amends APB Opinion No. 29, *Accounting for Non-monetary Transactions*, that was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance". Previously, Opinion 29 required that he accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The Company plans to adopt Statement 153 beginning July 1, 2005. The future effect of Statement 153 on the Company's financial statements will depend on whether the Company enters into certain non-monetary transactions. The Company, however, does not expect the adoption of Statement 153 to have a significant impact on its financial statements.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123(R) is effective for periods beginning after June 15, 2005. The Company does not expect the adoption of this pronouncement to have a significant impact on the Company's financial statements.

NOTE 3. RELATIONSHIP WITH NATIONAL HEALTHCARE CORPORATION

Transfer of Assets – On December 31, 1997, we issued 8,237,423 shares of NHR common stock and 1,310,194 units of NHR/OP, L.P. to NHC in exchange for certain assets including mortgage notes receivable (book value of $94,439,000) and the real property of 16 long-term care centers, six assisted living facilities and one retirement center (total book value of $144,615,000) and related liabilities (total book value of $86,414,000). NHC simultaneously distributed the common stock of NHR and NHR/OP, L.P. units to the NHC unitholders.

Leases – Concurrent with NHC's conveyance of the real property to NHR, NHR leased to NHC each of the facilities. Each lease is for an initial term expiring December 31, 2007, with two additional five year renewal terms at the option of NHC, assuming no defaults. We account for the leases as operating leases.

During the remaining initial term and each renewal term, NHC is obligated to pay NHR annual base rent on the facilities. In addition to base rent, in each quarter of each year after 1999, NHC is obligated to pay percentage rent to NHR equal to 3% of the amount by which gross revenues of each NHR leased health care facility in such later quarter exceed the gross revenues of such health care facility in the applicable quarter of 1999. During 2004, 2003 and 2002, we recognized $1,295,000, $1,128,000, and $805,000 of percentage rent from NHC. Each lease with NHR is a "triple net lease" under which NHC is responsible for paying all taxes, utilities, insurance premium costs, repairs and other charges relating to the operation of the facilities. NHC is obligated at its expense to maintain adequate insurance on the facilities' assets. Total rental income from NHC (including the nine Florida healthcare facilities referred to below) was $17,255,000, $17,088,000, and $16,822,000 during 2004, 2003, and 2002, respectively. During 2004, 2003 and 2002, rent derived from the nine Florida facilities totaled approximately $3,366,000 per year.

On October 1, 2000, NHC terminated its individual leases on nine Florida long term care facilities. However, NHC remains obligated under its master lease agreement and continues to remain obligated to make the lease payments to NHR on the nine Florida long term care facilities. Also effective October 1, 2000, the facilities were leased by NHR under a five year term to nine separate limited liability corporations, none of which are owned or operated by NHC. Lease payments to NHR from the new lessees offset NHC's lease obligations pursuant to the master operating lease. Since October 1, 2000, the nine separate limited liability corporations have made all required lease payments to NHR, and NHC has not been required to make any lease payments with respect to those nine properties.

NHC has a right of first refusal with us to purchase any of the properties transferred from NHC should we receive an offer from an unrelated party during the term of the lease or up to 180 days after termination of the related lease.

At December 31, 2004, the approximate future minimum base rent commitments (which exclude percentage rents) to be received by us on non-cancelable operating leases (including the nine Florida healthcare facilities referred to above) are as follows:

2005	15,405,000
2006	15,405,000
2007	15,405,000
2008	—
Thereafter	—

Advisory Agreement – We have entered into an Advisory Agreement with NHC whereby services related to investment activities and day-to-day management and operations are provided to us by NHC as Advisor. The Advisor is subject to the supervision of and policies established by our Board of Directors. The Advisory Agreement expired December 31, 2003 and thereafter is renewed from year to year unless earlier terminated. Either party may terminate the Advisory Agreement at any time on 90 days written notice, and we may terminate the Advisory Agreement for cause at any time.

For its services under the Advisory Agreement, NHC is entitled to annual compensation of the greater of 2% of our gross consolidated revenues or the actual expenses incurred by NHC. During 2004, 2003, and 2002, our compensation to NHC under the Advisory Agreement was $411,000, $476,000, and $493,000, respectively.

The NHR Advisory Agreement provides that we will not, without the prior approval of NHI, be actively or passively engaged in the pursuit of additional investment opportunities until the earlier of the termination of the Advisory Agreement or such time as NHC is no longer actively engaged as investment advisor to NHI. NHC announced on November 1, 2004 that it is no longer the advisor to NHI. Therefore, the restriction on NHR's investment activities has been removed.

Borrowing from NHC – As discussed in Note 5, effective December 31, 2003, NHR exercised its right to repurchase three mortgage notes receivable from NHI. In order to exercise its repurchase right, on December 31, 2003, NHR borrowed $14,922,000 from NHC in the form of a promissory note payable to NHC. While outstanding, the $14,922,000 promissory note payable to NHC bore interest at 30-day LIBOR plus 2.25% with a floor of 4.00%. The promissory note payable to NHC was repaid in full in February 2004.

NOTE 4. REAL ESTATE PROPERTIES

The following table summarizes our real estate properties by type of facility and by state as of December 31, 2004 and 2003:

December 31, 2004

Facility Type and State	Number of Facilities	Land	Buildings and Improvements	Accumulated Depreciation
(dollar amounts in thousands)				
Long-Term Care Centers:				
Florida	6	$ 5,735	$ 40,820	$ 14,057
Missouri	1	123	3,728	1,334
South Carolina	7	6,145	36,215	13,065
Tennessee	2	874	11,474	2,904
Total Long-Term Care Centers	16	12,877	92,237	31,360
Assisted Living Facilities:				
Alabama	1	268	5,468	2,035
Florida	3	3,414	21,698	7,191
Tennessee	2	886	13,434	3,394
Total Assisted Living Facilities	6	4,568	40,600	12,620
Independent Living Centers:				
Tennessee	1	2,019	14,931	2,326
Total Independent Living Centers	1	2,019	14,931	2,326
Total	23	$ 19,464	$ 147,768	$ 46,306

December 31, 2003

Facility Type and State	Number of Facilities	Land	Buildings and Improvements	Accumulated Depreciation
(dollar amounts in thousands)				
Long-Term Care Centers:				
Florida	6	$ 5,775	$ 40,820	$ 12,250
Missouri	1	123	3,728	1,163
South Carolina	7	6,145	36,215	11,569
Tennessee	2	874	11,474	2,513
Total Long-Term Care Centers	16	12,917	92,237	27,495
Assisted Living Facilities:				
Alabama	1	268	5,468	1,769
Florida	3	3,414	21,698	6,202
Tennessee	2	886	13,434	2,932
Total Assisted Living Facilities	6	4,568	40,600	10,903
Independent Living Centers:				
Tennessee	1	2,019	14,930	1,942
Total Independent Living Centers	1	2,019	14,930	1,942
Total	23	$ 19,504	$ 147,767	$ 40,340

Indiana Long-Term Care Centers

During 2000, we leased three Indiana long-term care centers to Health Services Management of Indiana, LLC (HSMI) under a master lease. The lease was for an initial 12-month term with renewal options at HSMI's option. We accounted for the lease as an operating lease. The lease also provided HSMI with an option to purchase the facilities.

Effective January 1, 2001, we sold all of the real estate and equipment of the three long-term health care centers under lease to HSMI. Consideration for the sale and assumption of the $1,630,000 first mortgage and the properties was in the form of new mortgage notes in the total amount of $12,029,000. As the result of our financing 100% of the sale through October 31, 2003, we accounted for this transaction under the deposit method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" (SFAS 66). Consistent with the deposit method, we did not initially record the sale of the assets and continued to record depreciation expense each period. Cash received from the buyer (which totaled $3,092,000 as of October 31, 2003) was reported as a deposit on real estate properties sold until the down payment and continuing investment criteria of SFAS 66 were met.

During 2002, we concluded that based on certain 2002 events and our resulting SFAS 144 impairment analyses, these real estate properties required write-downs in the net book value of $4,288,000. Write-downs of $1,000,000 and $3,288,000 were recorded during the first and fourth quarters of 2002, respectively.

Effective November 1, 2003, the initial and continuing investment criteria for SFAS 66 were met. Therefore, the sale of the real estate properties was recognized, resulting in a gain on the sale of real estate of approximately $1,149,000. In 2004 we received additional sale proceeds of approximately $105,000 resulting in a gain on the sale of real estate of approximately $105,000. The sale of the assets resulted in recording a mortgage note receivable of approximately $3,740,000.

NOTE 5. MORTGAGE AND OTHER NOTES RECEIVABLE

The following is a summary of the terms and amounts of mortgage and other notes receivable at December 31, 2004 and 2003:

Final Payment Date	Payment Terms for 2004	Interest Rate at 12/31/04	Principal Amount at 12/31/04	Principal Amount at 12/31/03
			(in thousands)	
2004–2006	Collected in full in 2004	—	$ —	$ 21,217
2004–2016	Collected in full in 2004	—	—	14,937
2004–2016	Collected in full in 2004	—	—	147
2016	Monthly payments of $43,318, which includes interest at the prime rate plus 2%	7.25%	4,689	—
2014	Monthly payments of $38,250, which includes interest at 8.5%	8.50%	4,332	4,420
2016	Monthly payments of $7,845, which includes interest at the prime rate plus 2%	7.25%	566	—
2014	Monthly payments of $5,396, which includes interest at 9.0%	9.00%	92	—
2005	Monthly payments of $72,800, which includes interest at 10.5% plus balance due December 31, 2005	10.50%	2,088	2,088
2005	Monthly payments of $10,400, which includes interest at 10.5% plus balance due December 31, 2005	10.50%	434	434
2005	Monthly payments of $46,800, which includes interest at 10.5% plus balance due December 31, 2005	10.50%	1,352	1,352
	Weighted Average Interest and Total	8.69%	$13,553	$ 44,595

Florida Convalescent Centers, Inc.

At the end of 2003, approximately $30,628,000 of our mortgage and other notes receivable were due from Florida Convalescent Centers, Inc. or affiliates (FCC) of Sarasota, Florida. The notes bore interest at 10.25% and the majority of the notes were scheduled to mature October 31, 2004. Approximately $21,982,000 and $30,384,000 of FCC notes were prepaid to us in November 2003 and February 2004, respectively. The proceeds from the prepayments were used to pay down our credit facility.

Transfer of Notes Receivable to NHI

Effective December 31, 2002, we transferred three mortgage notes receivable secured by three long-term care facilities in Florida with total principal balances outstanding and a total carrying amount of $15,717,000 to NHI at par. We received cash from NHI equal to our carrying amount. As the result of certain repurchase and put options included in the transfer agreement, consistent with the provisions of Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140), we accounted for the transfer of notes receivable to NHI as a borrowing rather than as a sale of the notes. Effective December 31, 2003, NHR exercised its right to repurchase the notes at par for approximately $14,937,000 from NHI. Consequently, the borrowing from NHI is not recognized on our consolidated balance sheet as of December 31, 2003. As discussed in Note 3, NHR borrowed $14,922,000 from NHC in order to repurchase the notes from NHI.

NOTE 6. INVESTMENT IN MARKETABLE SECURITIES

On September 17, 2002, we purchased 225,000 shares of NHI common stock for approximately $3,483,000. At December 31, 2004, the fair value of the shares is $6,565,000. This investment in marketable securities is classified as an investment in securities available for sale. Unrealized gains and losses on available for sale securities are recorded in stockholders" equity in accordance with SFAS No. 115. We recognized $416,000, and $383,000 of dividend income on our investments in NHI common stock during 2004 and 2003, respectively.

NOTE 7. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

To meet the reporting requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", we calculate the fair value of financial instruments using discounted cash flow techniques. At December 31, 2004 and 2003, there were no material differences between the carrying amounts and fair values of our financial instruments.

NOTE 8. DEBT

Debt consists of the following:

(dollar amounts in thousands)	Weighted Average Interest Rate	Final Maturities	Principal Amount	
December 31			**2004**	2003
Term loan, principal and interest payable quarterly	Variable 3.8%	2007	**$ 16,150**	$ —
Term loan, principal and interest payable quarterly, repaid in 2004	—	—	**—**	31,175
Borrowing from NHC, interest payable monthly, principal due at maturity, repaid in 2004	—	—	**—**	14,922
Senior secured notes due to NHC, principal and interest payable semiannually, repaid in 2004	—	—	**—**	1,723
			$ 16,150	$ 47,820

The aggregate principal maturities of all debt for the five years subsequent to December 31, 2004 are as follows:

2005	$ 1,700,000
2006	1,700,000
2007	12,750,000
Thereafter	—

In February 2004, we repaid our bank term loan (approximately $31,175,000). Proceeds from the prepayment of the FCC notes receivable and cash on hand were used to repay the term.

In May 2004, we borrowed $17,000,000 ($16,150,000 outstanding at December 31, 2004) under a bank term loan with an interest rate of 30 day LIBOR plus 1.5% (3.8% at December 31, 2004) and a three year term. The proceeds of the loan were used to repay a note payable to NHC in the approximate amount of $14,922,000 (interest rate of LIBOR + 2.25% with a floor of 4%) and a senior secured note payable to NHC in the approximate amount of $1,723,000 (interest rate of 8.4%). The new term note payable requires monthly interest payments plus quarterly principal payments in the amount of $425,000 until maturity in May 14, 2007 at which time the entire outstanding principal balance is due.

Our loan agreements require maintenance of specified operating ratios and stockholders' equity by NHR. As of December 31, 2004, we have met all such covenants or obtained appropriate waivers.

NOTE 9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

At December 31, 1997, in order to protect our REIT status, certain NHC unitholders received limited partnership units of NHR/OP, L.P. rather than shares of common stock of NHR. As a result of certain unitholders' involuntary acceptance of NHR/OP, L.P. partnership units to benefit all other unitholders, we have indemnified those certain unitholders for any tax consequence resulting from any involuntary conversion of NHR/OP, L.P. partnership units into shares of NHR common stock. The indemnification expires at such time as the NHR/OP, L.P. unitholders are in a position to voluntarily convert their partnership units into NHR common stock on a tax free basis without violating applicable REIT requirements.

We believe that we have operated our business so as to quality as a REIT under Sections 856 through 860 of the Internal Code of 1986, as amended (the "Code") and we intend to continue to operate in such a manner, but no assurance can be given that we will be able to qualify at all times. If we qualify as a REIT, we will generally not be subject to federal corporate income taxes on our net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically applies to corporate dividends. Our failure to continue to quality under the applicable REIT qualification rules and regulations would cause use to owe state and federal income taxes and would have a material adverse impact on our financial position, results of operations and cash flows.

NHC HealthCare/Nashville, LLC, a wholly owned subsidiary of our investment advisor, NHC, is the operator of a long-term care facility in Nashville, Tennessee which sustained extensive fire damage on September 25, 2003. NHC reported on October 19, 2004 that it has settled 28 of the 32 lawsuits filed against NHC as a result of the fire. Four suits remain to be resolved as of that date. NHR has no ownership or involvement in the damaged facility.

Although NHR does not own the damaged facility, NHR currently owns or leases 14 facilities to NHC subsidiaries. The leases require the operator to maintain replacement cost property and casualty insurance, including business interruption coverage, with NHR being the loss payee. NHR is also an additional named insured on a professional and general liability policy issued by a subsidiary of NHC. Under the terms of the leases, the operator is required to maintain limits of not less than $1,000,000 per occurrence and $1,000,000 in the aggregate. NHR is advised that NHC's current policy limits exceed these requirements. NHC and its subsidiaries are the largest group of tenants of NHR and their potential liability from this incident and the impact, if any, on NHR cannot be determined at this time.

NOTE 10. STOCK OPTION PLAN

Our stockholders have approved the 1997 Stock Option and Appreciation Rights Plan under which options to purchase shares of our common stock are available for grant to our consultants, advisors, directors and employees at a price no less than the market value of the stock on the date the option is granted. The vesting period and term of the options is six years. The following table summarizes option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding December 31, 2000	397,000	$ 8.42
Options granted	15,000	10.74
Outstanding December 31, 2001	412,000	8.51
Options granted	10,000	16.95
Outstanding December 31, 2002	422,000	8.71
Options granted	15,000	14.80
Options exercised	(25,000)	11.67
Outstanding December 31, 2003	412,000	8.75
Options granted	20,000	16.50
Options exercised	(108,520)	8.52
Options forfeited	(20,000)	11.42
Outstanding December 31, 2004	303,480	9.17
Options exercisable	40,000	$14.37

At December 31, 2004, 40,000 options outstanding are exercisable. Exercise prices on the options range from $6.50 to $16.95. The weighted average contractual life of options outstanding at December 31, 2004 is 1.13 years. We have reserved 500,000 shares of common stock for issuance under the stock option plan. At December 31, 2004, 36,802 shares of common stock may be issued under the stock option plan. Compensation cost for stock-based employee compensation awards is insignificant for the periods presented.

NOTE 11. EARNINGS PER SHARE

We have calculated earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). Basic earnings per share is based on net income as reported in the consolidated statements of income and the weighted average number of common shares outstanding during the year.

Diluted earnings per share assumes the exercise of stock options into shares of NHR common stock using the treasury stock method. For purposes of calculating diluted earnings per share, there is no adjustment to net income as reported in the consolidated statements of income.

NOTE 12. LIMITS ON COMMON STOCK OWNERSHIP

Our Articles of Incorporation limit the percentage of ownership that any person may have in our outstanding common stock to 9.8% of the aggregate of the outstanding stock. This limit is necessary in order to reduce the possibility of our failing to meet the stock ownership requirements for REIT qualification under the Internal Revenue Code of 1986, as amended.

NOTE 13. COMMON STOCK DIVIDENDS

Actual and expected dividend payments to our common stockholders are characterized in the following manner for tax purposes in 2004:

Dividend Payment Date	Taxable as Ordinary Income	Non-Taxable Return of Capital	Totals
April 15, 2004	$ .3325	$ —	$ .3325
July 15, 2004	.3325	—	.3325
October 15, 2004	.3325	—	.3325
January 15, 2005	.4125	—	.4125
	$ 1.4100	$ —	$ 1.4100

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited, in thousands, except per share amount)

The following table sets forth selected quarterly financial data for the two most recent fiscal years.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Net Revenues	**$ 5,512**	**$ 4,989**	**$ 4,998**	**$ 5,148**
Net Income	**3,104**	**2,570**	**2,825**	**2,936**
Basic Earnings Per Share	**.32**	**.27**	**.29**	**.31**
Diluted Earnings Per Share	**.32**	**.26**	**.29**	**.30**
2003				
Net Revenues	$ 6,046	$ 5,934	$ 5,930	$ 7,045
Net Income	2,741	2,599	2,636	3,869
Basic Earnings Per Share	.29	.27	.28	.40
Diluted Earnings Per Share	.28	.27	.27	.40

Significant fourth quarter event – During the fourth quarter of 2003, the Company recognized a gain on the sale of real estate of approximately $1,149,000.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 15, 2004, we announced the resignation of Ernst & Young LLP (EY) as our auditors effective upon completion of their review of the interim financial information for the second quarter of 2004 and filing of the Company's quarterly report on Form 10-Q for the quarter ending June 30, 2004. NHR subsequently announced on September 9, 2004 the appointment of BDO Seidman, LLP (BDO) as its new independent accountants.

During NHR's fiscal years ended December 31, 2003 and 2002 and from January 1, 2004 through September 9, 2004, there were no disagreements between NHR and EY on any matter of accounting principles of practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to EY's satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the fiscal years ended December 31, 2003 and 2002 and from January 1, 2004 through September 9, 2004.

The audit reports of EY on the consolidated financial statements of NHR and subsidiaries as of and for the fiscal years ended December 31, 2003 and 2002 and from January 1, 2004 through September 9, 2004 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During NHR's fiscal years ended December 31, 2003 and 2002 and from January 1, 2004 through September 9, 2004, NHR did not consult with BDO regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures – Based on their evaluation as of December 31, 2004, the president and principal accounting officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

Management's Report on Internal Control Over Financial Reporting – We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). We assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. We have concluded that, as of December 31, 2004, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, BDO Seidman, LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

Changes in Internal Controls – There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Our management, including our President and Principal Accounting Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with NHR have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

The information in our definitive 2005 proxy statement set forth under the caption *Directors and Executive Officers of Registrant* is hereby incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information in our definitive 2005 proxy statement set forth under the caption *Compensation of Directors and Executive Officers, Equity Compensation Plan Information, and Certain Transactions* is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in our definitive 2005 proxy statement set forth under the caption *Compensation of Directors and Executive Officers, Equity Compensation Plan Information, and Certain Transactions* is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in our definitive 2005 proxy statement set forth under the caption *Committee Reports* is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) (1) Financial Statements:

The Financial Statements are included in Item 8 and are filed as part of this report.

(2) Financial Statement Schedules:

The Financial Statement Schedules and Reports of Independent Registered Public Accounting Firm on Financial Statement Schedules are listed in Exhibit 13.

(3) Exhibits:

Reference is made to the Exhibit Index of this Form 10-K Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Murfreesboro, State of Tennessee, on the 1st day of March, 2005.

NATIONAL HEALTH REALTY, INC.

BY: /s/ Robert G. Adams
Robert G. Adams
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed on the dates indicated by the following persons in the capacities indicated.

Signature	Title	Date
/s/ W. Andrew Adams W. Andrew Adams	Chairman	March 1, 2005
/s/ Donald K. Daniel Donald K. Daniel	Sr. Vice President & Controller Principal Accounting Officer	March 1, 2005
/s/ James Paul Abernathy James Paul Abernathy	Director	March 1, 2005
/s/ Ernest G. Burgess, III Ernest G. Burgess, III	Director	March 1, 2005
/s/ Joel H. Jobe Joel H. Jobe	Director	March 1, 2005
/s/ Joseph M. Swanson Joseph M. Swanson	Director	March 1, 2005



National Health Realty, Inc. Board of Directors from left to right: Joel H. Jobe, Dr. J. Paul Abernathy, W. Andrew Adams, Joseph M. Swanson, Robert G. Adams and Ernest G. Burgess, III.

Board of Directors

Dr. J. Paul Abernathy is a retired general surgeon who serves on NHR's audit committee and on the Board of Directors of National HealthCare Corporation.

Robert G. Adams, President, also serves on the Board of Directors of National HealthCare Corporation.

W. Andrew Adams, Chairman, also serves as Chairman of the Board of Directors of National HealthCare Corporation and National Health Investors, Inc.

Ernest G. Burgess also serves on the Board of Directors of National HealthCare Corporation.

Joel H. Jobe is a partner in the CPA firm of Jobe, Hastings & Associates and is chairman of NHR's audit committee.

Joseph S. Swanson serves on NHR's audit committee and on the Board of Directors of Bank of Murfreesboro.

Stockholder Information

National Health Realty, Inc.
100 Vine Street
Murfreesboro, Tennessee 37130
Phone: (615) 890-2020
Fax: (615) 890-0123
Web Site: www.nationalhealthrealty.com

Holdings Inquires

For specific information related to stockholders' records, such as changes of address, transfers of ownership, or replacement of lost checks or stock certificates, please write directly to our transfer agent: SunTrust Bank, Stock Transfer Department, P.O. Box 4625, Atlanta, Georgia, 30302 or telephone 1-800-568-3476.

Annual Stockholders' Meeting

The Annual Stockholder's meeting will be at the Center for the Arts at 110 College Street in Murfreesboro, Tennessee at 5:00 p.m. Central Time on May 3, 2005.

Annual Report on Form 10-K

A copy of National Health Realty Inc.'s Annual Report on Form 10-K for fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission is available without charge by writing to NHR's offices at the address listed above.

Quarterly Earnings Results

To provide quarterly results, and other materials of interest to our stockholders in a timely and cost-effective manner, we have a web site: www.nationalhealthrealty.com. To have material mailed to you, dial 1-800-844-4642.

Independent Auditors

BDO Seidman, LLP
5100 Poplar Avenue, Suite 2600
Memphis, Tennessee 38137

NHR

NATIONAL HEALTH REALTY, INC.

City Center 100 Vine Street Murfreesboro, TN 37130 (615) 890-2020
P.O. Box 1102 Murfreesboro, TN 37133-1102